

Pooler Medical Center
Savannah, GA

Earnings Release
and Supplemental Report

Third Quarter 2025

Healthpeak® | DOC LISTED NYSE



The Boardwalk
San Diego, CA

TABLE OF
Contents

Healthpeak Properties Provides Strategic Initiatives Update and Reports Third Quarter 2025 Results

DENVER, October 23, 2025 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today provided a strategic initiatives update and announced results for the quarter ended September 30, 2025.

STRATEGIC INITIATIVES AND COMMENTARY

– Outpatient medical demand is growing faster than new supply, which, combined with our leading platform and deep health system relationships, is driving strong cash re-leasing spreads including +5.4% in the quarter, higher annual escalators including +3% on leases signed in the quarter versus +2.7% on the existing portfolio, and low tenant improvement outlays which represented less than 5% of rent on renewals signed in the quarter. Total occupancy was up +10 basis points sequentially.

– Private market values for outpatient medical buildings have strengthened as inflation and interest rates have declined. We are in various stages of negotiation on opportunistic sales and recapitalizations that could generate proceeds of $1 billion or more at attractive prices. We would use proceeds from any such sales/recaps to further strengthen our balance sheet and recycle capital into highly pre-leased new outpatient medical developments, acquire distressed and opportunistic lab properties with significant upside, and/or repurchase shares. Our merger with Physicians Realty Trust has proven timely, as we have benefited from these strengthening prices. Our merger integration is complete, and was highly successful.

– We believe there has been a palpable shift in sentiment across the biopharma sector since the start of the school year driven by M&A activity, clinical data readouts, lower interest rates, reduced regulatory uncertainty, and biopharma stock price performance. The improved sentiment will take time to flow through to leasing executions, but we're already seeing a pickup in leasing activity. Our pipeline is at its highest level since Q2 2024, and with a higher allocation toward new leasing. While we still expect our Lab occupancy to decline near-term due to expirations and early terminations, the recent trends suggest the underlying biopharma sector may be approaching an inflection point.

– NOI from our 15-asset CCRC portfolio is up more than +50% since 2019, and year-to-date same-store growth is up +11% over the prior year. We see further upside potential from higher occupancy and margin expansion. Total occupancy was up +70 basis points sequentially.

– We are deeply engaged in advancing our technology innovation initiatives. The early rollout of our tech-enabled platform has already improved company-wide connectivity, data access, and productivity, including a 5% reduction in our G&A guidance this year. Over time, the tech platform we're building is intended to deliver more than just efficiency gains. We believe it will enable new ways to engage our clients and leasing prospects, enhance property performance, and drive differentiation versus other owners.

– Our strong balance sheet (5.3x debt/EBITDA) and well-covered dividend (71% AFFO payout ratio year-to-date) remain key strengths of the platform, allowing us to deploy capital opportunistically.



Bob Bové Neuroscience Institute
Scottsdale, AZ

THIRD QUARTER 2025 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income (loss) of $(0.17) per share, Nareit FFO of $0.45 per share, FFO as Adjusted of $0.46 per share, AFFO of $0.42 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 0.9%

– On October 6, 2025, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of October, November, and December of 2025 representing cash dividends totaling $0.305 per share for the fourth quarter, and an annualized dividend amount of $1.22 per share

– Third quarter new and renewal lease executions totaled 1.5 million square feet:
  - Outpatient Medical new and renewal lease executions totaled 1.2 million square feet, with +5.4% cash releasing spreads on renewals
    ◦ Subsequent to the third quarter, and through October 23, 2025, executed 123,000 square feet of Outpatient Medical leases with signed letters of intent on an additional 895,000 square feet
  - Lab new and renewal lease executions totaled 339,000 square feet, with +4.6% cash releasing spreads on renewals
    ◦ Subsequent to the third quarter, and through October 23, 2025, executed 22,000 square feet of Lab leases with signed letters of intent on an additional 291,000 square feet

– Third quarter CCRC Merger-Combined Same-Store Cash (Adjusted) NOI growth of 9.4% bringing year-to-date growth to 11.3%; year-to-date non-refundable entry fee cash collections totaled $108 million, an increase of 13% compared to the same period last year

– Hired Denis Sullivan as Managing Director of Lab Investments & San Diego Market Lead and promoted Mike Dorris to Head of West Coast Development & Construction underscoring Healthpeak's conviction in the life science sector and positioning the Company to capture investment and leasing opportunities as the market recovers

– Year-to-date asset sales and loan repayments totaling $160 million
  - $204 million of additional asset sales under contract as of October 23, 2025

– Balance Sheet
  - As previously disclosed, in August 2025, Healthpeak issued $500 million of 4.75% senior unsecured notes due 2033
  - Net Debt to Adjusted EBITDAre was 5.3x for the quarter ended September 30, 2025
  - As of October 23, 2025, Healthpeak had approximately $2.7 billion in available liquidity through a combination of unrestricted cash and availability under its revolving credit facility

– Published 14th annual Corporate Impact Report detailing Healthpeak's comprehensive approach to corporate responsibility and sustainability

THIRD QUARTER COMPARISON

	Three Months Ended September 30, 2025		Three Months Ended September 30, 2024	
(in thousands, except per share amounts)	**Amount**	**Per Share**	**Amount**	**Per Share**
Diluted net income (loss) applicable to common shares[1]	$ (117,256)	$ (0.17)	$ 85,722	$ 0.12
Diluted Nareit FFO applicable to common shares	322,706	0.45	315,824	0.44
Diluted FFO as Adjusted applicable to common shares	323,301	0.46	320,776	0.45
Diluted AFFO applicable to common shares	296,524	0.42	300,555	0.42

YEAR TO DATE COMPARISON

	Nine Months Ended September 30, 2025		Nine Months Ended September 30, 2024	
(in thousands, except per share amounts)	**Amount**	**Per Share**	**Amount**	**Per Share**
Diluted net income (loss) applicable to common shares[1]	$ (43,335)	$ (0.06)	$ 238,057	$ 0.36
Diluted Nareit FFO applicable to common shares	954,153	1.34	797,546	1.17
Diluted FFO as Adjusted applicable to common shares	978,802	1.38	918,665	1.35
Diluted AFFO applicable to common shares	917,712	1.29	844,952	1.24

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date total Merger-Combined SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	**% of SS**	**SS Growth %**	**% of SS**
Outpatient Medical	2.0%	56.1%	3.6%	55.5%
Lab	(3.2%)	33.3%	2.0%	33.8%
CCRC	9.4%	10.6%	11.3%	10.7%
Total Merger-Combined SS Cash (Adjusted) NOI	**0.9%**	**100.0%**	**3.8%**	**100.0%**

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "September 30, 2025 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results. See also the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information.

(1)   See footnote 3 from the reconciliation of Funds From Operation on page 11 for further detail.

DIVIDEND

On October 6, 2025, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of October, November, and December of 2025 representing cash dividends totaling $0.305 per share for the fourth quarter, and an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date.

Record Date	Payment Date	Amount
October 17, 2025	October 30, 2025	$0.10167 per common share
November 14, 2025	November 26, 2025	$0.10167 per common share
December 19, 2025	December 30, 2025	$0.10167 per common share

DISPOSITIONS AND LOAN REPAYMENTS

DISPOSITIONS

As previously disclosed, in July 2025, Healthpeak sold two outpatient medical buildings for combined proceeds of approximately $31 million.

As of October 23, 2025, Healthpeak is under contract on four fully stabilized, 100% occupied outpatient medical dispositions totaling approximately $136 million at a blended 6.1% cash capitalization rate. The sales are expected to close in the fourth quarter.

Additionally, Healthpeak has received notice from the ground lessor of its intent to exercise a previously disclosed fixed-price purchase option for our leasehold interest in a four-building, 239,000 square foot lab campus in Salt Lake City, Utah. The contractual purchase price is $68 million, representing a cash capitalization rate of approximately 11%. The sale is expected to close in January 2026.

LOAN REPAYMENTS

In August 2025, Healthpeak received loan repayments of $58 million at a blended interest rate of 9% bringing total year-to-date loan repayments to $125 million at a blended interest rate of 10%.

BALANCE SHEET

As previously disclosed, in August 2025, Healthpeak issued $500 million of 4.75% senior unsecured notes due 2033. The offering priced at a 92 basis point spread over the reference U.S. Treasury bond, representing the lowest 7-year spread of any BBB+/Baa1 rated REIT year-to-date.

As of October 23, 2025, Healthpeak had approximately $2.7 billion in available liquidity through a combination of unrestricted cash and availability under its revolving credit facility.

CORPORATE IMPACT AND SUSTAINABILITY

In September, Healthpeak published its 14th annual Corporate Impact Report highlighting its continued focus on building a resilient portfolio, advancing sustainability goals, fostering a workplace culture guided by its WE CARE core values, and promoting sound corporate governance and transparency.

RECENT CORPORATE IMPACT AND SUSTAINABILITY ACHIEVEMENTS

- Named to the Top 10 in Real Estate from 3BL Media's 100 Best Corporate Citizens List
- Named as a finalist for the Corporate Governance Awards - Best Proxy Statement (Mid Cap) by Corporate Secretary & IR Magazine
- Named to Newsweek America's Greatest Companies list
- Earned a 2025 International MarCom Gold Award for the Company's 2024 Corporate Impact Report from the Association of Marketing and Communication Professionals (AMCP) for the second year

To learn more about Healthpeak's commitment to responsible business, please visit www.healthpeak.com/corporate-impact.

2025 GUIDANCE

We are reaffirming the following guidance ranges for full year 2025:
- Diluted Nareit FFO per share of $1.78 – $1.84
- Diluted FFO as Adjusted per share of $1.81 – $1.87
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 3.0% – 4.0%

We are updating the following guidance range for full year 2025:
- Diluted earnings per common share from $0.25 – $0.31 to $0.00 – $0.06

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2025. For additional details and assumptions, please see page 13 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, October 24, 2025, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:
- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/161073286. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871

An archive of the webcast will be available on Healthpeak's website through October 23, 2026, and a telephonic replay can be accessed through October 31, 2025, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a monthly cash dividend; and (iii) the information presented under the heading "2025 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends that may increase construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate and/or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid, and legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; changes in federal, state, or local laws or regulations that may limit our opportunities to participate in the ownership of, or investment in, healthcare real estate; our ability to successfully integrate our operations with Physicians Realty Trust and realize the anticipated synergies of our merger with Physicians Realty Trust and benefits of property management internalization; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	September 30, 2025	December 31, 2024
Assets		
Real estate:		
Buildings and improvements	$ 16,192,972	$ 16,115,283
Development costs and construction in progress	1,148,903	880,393
Land and improvements	2,927,571	2,918,758
Accumulated depreciation and amortization	(4,438,273)	(4,083,030)
Net real estate	15,831,173	15,831,404
Loans receivable, net of reserves of $11,602 and $10,499	673,502	717,190
Investments in and advances to unconsolidated joint ventures	796,171	936,814
Accounts receivable, net of allowance of $1,933 and $2,243	80,845	76,810
Cash and cash equivalents	91,038	119,818
Restricted cash	68,694	64,487
Intangible assets, net	610,513	817,254
Assets held for sale, net	67,593	7,840
Right-of-use asset, net	417,365	424,173
Other assets, net	945,507	942,465
Total assets	**$ 19,582,401**	**$ 19,938,255**
Liabilities and Equity		
Bank line of credit and commercial paper	$ 368,125	$ 150,000
Term loans	1,646,912	1,646,043
Senior unsecured notes	6,766,350	6,563,256
Mortgage debt	350,174	356,750
Intangible liabilities, net	155,557	191,884
Liabilities related to assets held for sale, net	12,371	—
Lease liability	301,302	307,220
Accounts payable, accrued liabilities, and other liabilities	746,229	725,342
Deferred revenue	970,077	940,136
Total liabilities	**$ 11,317,097**	**$ 10,880,631**
Commitments and contingencies		
Redeemable noncontrolling interests	27,809	2,610
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 694,946,444 and 699,485,139 shares issued and outstanding	694,946	699,485
Additional paid-in capital	12,765,070	12,847,252
Cumulative dividends in excess of earnings	(5,854,766)	(5,174,279)
Accumulated other comprehensive income (loss)	(7,975)	28,818
Total stockholders' equity	7,597,275	8,401,276
Joint venture partners	296,477	315,821
Non-managing member unitholders	343,743	337,917
Total noncontrolling interests	640,220	653,738
Total equity	**$ 8,237,495**	**$ 9,055,014**
Total liabilities and equity	**$ 19,582,401**	**$ 19,938,255**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2025	**2024**	**2025**	**2024**
Revenues:				
Rental and related revenues	$ 539,886	$ 543,251	$ 1,607,714	$ 1,552,065
Resident fees and services	150,458	142,845	448,240	422,512
Interest income and other	15,529	14,301	47,156	27,884
Total revenues	705,873	700,397	2,103,110	2,002,461
Costs and expenses:				
Interest expense	76,784	74,105	224,540	209,922
Depreciation and amortization	262,317	280,019	796,779	782,736
Operating	291,922	280,279	841,246	797,835
General and administrative	19,907	23,216	66,789	73,233
Transaction and merger-related costs	2,420	7,134	18,169	122,113
Impairments and loan loss reserves (recoveries), net	(54)	441	(117)	11,346
Total costs and expenses	653,296	665,194	1,947,406	1,997,185
Other income (expense):				
Gain (loss) on sales of real estate, net	11,500	62,325	13,136	187,624
Other income (expense), net	1,160	982	(9,658)	83,502
Total other income (expense), net	12,660	63,307	3,478	271,126
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**65,237**	**98,510**	**159,182**	**276,402**
Income tax benefit (expense)	1,206	(1,938)	(3,256)	(18,364)
Equity income (loss) from unconsolidated joint ventures	(176,291)	(3,834)	(176,691)	(1,407)
Net income (loss)	**(109,848)**	**92,738**	**(20,765)**	**256,631**
Noncontrolling interests' share in earnings	(7,274)	(6,866)	(21,856)	(18,036)
Net income (loss) attributable to Healthpeak Properties, Inc.	**(117,122)**	**85,872**	**(42,621)**	**238,595**
Participating securities' share in earnings	(134)	(197)	(714)	(610)
Net income (loss) applicable to common shares	**$ (117,256)**	**$ 85,675**	**$ (43,335)**	**$ 237,985**
Earnings (loss) per common share:				
Basic	$ (0.17)	$ 0.12	$ (0.06)	$ 0.36
Diluted	$ (0.17)	$ 0.12	$ (0.06)	$ 0.36
Weighted average shares outstanding:				
Basic	694,930	699,349	696,380	667,536
Diluted	694,930	700,146	696,380	668,096

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2025	**2024**	**2025**	**2024**
Net income (loss) applicable to common shares	$ (117,256)	$ 85,675	$ (43,335)	$ 237,985
Real estate related depreciation and amortization	262,317	280,019	796,779	782,736
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,574	12,127	37,304	32,520
Noncontrolling interests' share of real estate related depreciation and amortization	(3,807)	(4,534)	(12,686)	(13,705)
Loss (gain) on sales of depreciable real estate, net	(11,500)	(62,325)	(13,136)	(187,624)
Loss (gain) upon change of control, net[1]	—	430	—	(77,548)
Taxes associated with real estate dispositions[2]	—	(145)	(335)	11,512
Impairments (recoveries) of real estate, net[3]	175,827	—	175,827	—
Nareit FFO applicable to common shares	318,155	311,247	940,418	785,876
Distributions on dilutive convertible units and other	4,551	4,577	13,735	11,670
Diluted Nareit FFO applicable to common shares	$ 322,706	$ 315,824	$ 954,153	$ 797,546
Diluted Nareit FFO per common share	$ 0.45	$ 0.44	$ 1.34	$ 1.17
Weighted average shares outstanding - Diluted Nareit FFO	709,513	714,715	711,023	681,128
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[4]	$ 2,420	$ 2,725	$ 18,169	$ 108,923
Other impairments (recoveries) and other losses (gains), net[5]	(54)	441	125	11,741
Casualty-related charges (recoveries), net[6]	(1,771)	1,792	6,375	588
Total adjustments	595	4,958	24,669	121,252
FFO as Adjusted applicable to common shares	318,750	316,205	965,087	907,128
Distributions on dilutive convertible units and other	4,551	4,571	13,715	11,537
Diluted FFO as Adjusted applicable to common shares	$ 323,301	$ 320,776	$ 978,802	$ 918,665
Diluted FFO as Adjusted per common share	$ 0.46	$ 0.45	$ 1.38	$ 1.35
Weighted average shares outstanding - Diluted FFO as Adjusted	709,513	714,715	711,023	681,128

(1) The nine months ended September 30, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The nine months ended September 30, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three and nine months ended September 30, 2025 includes other-than-temporary impairment charges on certain unconsolidated real estate joint ventures. During the three months ended September 30, 2025, we concluded that the decline in fair values of these joint ventures was other-than-temporary due to the length of time and extent of which the fair values have been less than carrying value. Other-than-temporary impairment charges on our unconsolidated joint ventures are recognized in equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(4) The three and nine months ended September 30, 2025 and 2024 include costs related to the merger, which are primarily comprised of advisory, legal, accounting, tax, information technology, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. The nine months ended September 30, 2025 also includes $6 million of costs incurred related to certain investments we are no longer pursuing. For the three and nine months ended September 30, 2024, these costs were partially offset by termination fee income of $4 million and $13 million, respectively, associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. This termination fee income is included in rental and related revenues on the Consolidated Statements of Operations, but is excluded from Portfolio Cash Real Estate Revenues and FFO as Adjusted.

(5) The three and nine months ended September 30, 2025 and 2024 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(6) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2025	**2024**	**2025**	**2024**
FFO as Adjusted applicable to common shares	$ 318,750	$ 316,205	$ 965,087	$ 907,128
Stock-based compensation amortization expense	4,046	3,755	10,410	11,935
Amortization of deferred financing costs and debt discounts (premiums)	7,981	7,408	23,708	19,247
Straight-line rents	(14,282)	(10,346)	(30,836)	(32,891)
AFFO capital expenditures	(27,261)	(23,510)	(76,125)	(76,744)
CCRC entrance fees[1]	12,711	11,046	36,449	30,548
Deferred income taxes	(179)	585	4,989	2,330
Amortization of above (below) market lease intangibles, net	(8,105)	(7,887)	(28,402)	(23,325)
Other AFFO adjustments	(1,687)	(1,277)	(1,303)	(4,947)
AFFO applicable to common shares	291,974	295,979	903,977	833,281
Distributions on dilutive convertible units and other	4,550	4,576	13,735	11,671
Diluted AFFO applicable to common shares[1]	$ **296,524**	$ **300,555**	$ **917,712**	$ **844,952**
Diluted AFFO per common share[1]	$ 0.42	$ 0.42	$ 1.29	$ 1.24
Weighted average shares outstanding - Diluted AFFO	709,513	714,715	711,023	681,128

(1) During the first quarter of 2025, we changed our definition of AFFO to adjust for the non-refundable entrance fees collected in excess of the related amortization as we believe the cash collection of these fees is a more meaningful representation of the performance of CCRCs in the determination of AFFO. Utilizing the prior definition for the three months ended September 30, 2025 and 2024, diluted AFFO applicable to common shares was $283.8 million and $289.5 million, respectively, and diluted AFFO per common share was $0.40 and $0.41, respectively. Utilizing the prior definition for the nine months ended September 30, 2025 and 2024, diluted AFFO applicable to common shares was $881.3 million and $814.4 million, respectively, and diluted AFFO per common share was $1.24 and $1.20, respectively.

2025 Guidance Information[1]

Bolded items represent updates from previous Guidance ranges and assumptions

Projected full year 2025, dollars in millions, except per share amounts

	FY 2025 Guidance October 23, 2025	FY 2025 Guidance July 24, 2025
2025 Guidance Ranges and Supplemental Information		
Diluted earnings per common share[2]	**$0.00 – $0.06**	$0.25 – $0.31
Diluted Nareit FFO per common share	$1.78 – $1.84	$1.78 – $1.84
Diluted FFO as adjusted per common share	$1.81 – $1.87	$1.81 – $1.87
Total Year-Over-Year Merger-Combined Same-Store Cash (Adjusted) NOI Growth[3]	3.00% – 4.00%	3.00% – 4.00%
Other Key Assumptions[4]		
General and administrative	**$90**	$95
Interest expense	**$310**	$315
Sources and Uses[4]		
LOC draw / debt issuance	**$1,300**	$1,500
Sales and loan repayments	**$300**	$100
Retained earnings	$300	$300
Total Sources	$1,900	$1,900
Bond maturities	$800	$800
Investments and share repurchases[5]	$500	$500
Development, redevelopment and revenue enhancing capex[6]	$600	$600
Total Uses	$1,900	$1,900

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.
(2) See footnote 3 from the reconciliation of Funds From Operations on page 11 for further detail.
(3) Same-store guidance includes properties acquired through the merger with Physicians Realty Trust as though the properties that meet our same-store definition had been owned for all of 2024.
(4) Based on approximate midpoints. G&A excludes restructuring and severance-related charges. Interest expense is net of capitalized interest.
(5) Includes $43 million of real estate acquisitions completed year-to-date, $112 million of loans and other investments funded year-to-date, and $94 million of share repurchases at a weighted average share price of $18.50.
(6) Includes our share of unconsolidated JVs.

Portfolio Summary

As of and for the quarter ended September 30, 2025, dollars and square feet in thousands

	Property Count	Capacity[1]	Occupancy %[2][3]	Portfolio Investment	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Interest Income	Portfolio Income
Operating Portfolio								
Outpatient Medical	524	37,268 Sq. Ft.	91.3	$ 10,771,112	$ 311,532	$ (111,118)	$ —	$ 200,414
Lab	115	10,004 Sq. Ft.	93.4	8,156,057	204,847	(66,790)	—	138,058
CCRC[4]	15	7,067 Units	86.7	2,488,911	150,457	(113,910)	—	36,548
SWF Senior Housing JVs	19	3,355 Units	82.2	486,401	22,479	(16,862)	—	5,617
	673			$ **21,902,481**	$ **689,316**	$ **(308,680)**	$ **—**	$ **380,636**
Developments & Redevelopments[5]								
Outpatient Medical	6	516 Sq. Ft.	—	$ 97,515	$ —	$ —	$ —	$ —
Lab	24	1,476 Sq. Ft.	—	1,356,365	—	—	—	—
	30			$ **1,453,881**	$ **—**	$ **—**	$ **—**	$ **—**
Land held for development								
Outpatient Medical	—	—	—	$ 5,942	$ —	$ —	$ —	$ —
Lab	—	—	—	802,010	—	—	—	—
	—			$ **807,952**	$ **—**	$ **—**	$ **—**	$ **—**
Debt and Other Investments								
Seller financing	—	—	—	$ 418,389	$ —	$ —	$ 8,693	$ 8,693
Development and other loans	—	—	—	262,659	—	—	6,684	6,684
	—			$ **681,048**	$ **—**	$ **—**	$ **15,377**	$ **15,377**
Total								
Outpatient Medical	530	37,784 Sq. Ft.	90.6	$ 10,874,569	$ 311,532	$ (111,118)	$ —	$ 200,414
Lab	139	11,480 Sq. Ft.	81.0	10,314,432	204,847	(66,790)	—	138,058
CCRC[4]	15	7,067 Units	86.7	2,488,911	150,457	(113,910)	—	36,548
Other	19	3,355 Units	82.2	1,167,448	22,479	(16,862)	15,377	20,994
	703			$ **24,845,361**	$ **689,316**	$ **(308,680)**	$ **15,377**	$ **396,013**

(1) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(2) Operating Occupancy for Outpatient Medical and Lab is calculated as of the end of the period presented and is based on square feet. Operating Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Total Occupancy includes facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities. All Occupancy excludes assets held for sale and is weighted to reflect our ownership share.

(3) Including the leased but not yet occupied square feet for Developments and Redevelopments (refer to page 19 for Development and Redevelopment pre-leasing detail), total Occupancy for Outpatient Medical and Lab would be 91.2% and 84.7%, respectively. Also refer to page 24 for Outpatient and Lab lease expirations, as any non-renewals will negatively impact total Occupancy.

(4) Portfolio Investment in the table represents Gross Portfolio Investment. Net of the related liabilities of $652.2 million for Non-Refundable Entrance Fees ("NREFs") and $223.3 million refundable Entrance Fees, Net Portfolio Investment would be $1.6 billion.

(5) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Operating Portfolio section above.

Merger-Combined Same-Store

As of and for the quarter ended September 30, 2025, dollars and square feet in thousands

MERGER-COMBINED SAME-STORE

		Three-Month Same-Store					
	3Q24	4Q24	1Q25	2Q25	3Q25	Year-Over-Year Growth	Sequential Growth
Total Merger-Combined Same-Store							
Same-Store Cash Real Estate Revenues	$ 604,569	$ 608,784	$ 614,887	$ 612,367	$ 619,060	2.4%	1.1%
Same-Store Cash Operating Expenses	(259,269)	(258,853)	(255,786)	(257,939)	(270,617)	4.4%	4.9%
Same-Store Cash (Adjusted) NOI	**$ 345,300**	**$ 349,932**	**$ 359,102**	**$ 354,428**	**$ 348,443**	**0.9%**	**(1.7%)**
Outpatient Medical							
Property Count	514	514	514	514	514		
Square Feet	36,399	36,398	36,367	36,370	36,377		
Occupancy %	92.5	92.5	92.3	91.9	91.4	-110 bps	-50 bps
Same-Store Cash Real Estate Revenues	$ 289,199	$ 291,795	$ 295,116	$ 294,434	$ 300,657	4.0%	2.1%
Same-Store Cash Operating Expenses	(97,617)	(99,966)	(98,702)	(97,962)	(105,251)	7.8%	7.4% [1]
Same-Store Cash (Adjusted) NOI	**$ 191,583**	**$ 191,829**	**$ 196,415**	**$ 196,472**	**$ 195,406**	**2.0%**	**(0.5%)**
Lab							
Property Count	102	102	102	102	102		
Square Feet	8,101	8,101	8,101	8,108	8,126		
Occupancy %	97.7	97.8	97.9	95.0	93.2	-450 bps	-180 bps
Same-Store Cash Real Estate Revenues	$ 172,524	$ 171,026	$ 170,844	$ 169,077	$ 167,946	(2.7%)	(0.7%)
Same-Store Cash Operating Expenses	(52,584)	(49,516)	(47,220)	(48,079)	(51,848)	(1.4%)	7.8% [2]
Same-Store Cash (Adjusted) NOI	**$ 119,941**	**$ 121,510**	**$ 123,624**	**$ 120,999**	**$ 116,097**	**(3.2%)**	**(4.1%)**
CCRC							
Property Count	15	15	15	15	15		
Units	7,060	7,060	7,064	7,065	7,067		
Occupancy %	85.2	85.8	86.2	86.0	86.7	150 bps	70 bps
Same-Store Cash Real Estate Revenues	$ 142,846	$ 145,963	$ 148,927	$ 148,855	$ 150,457	5.3%	1.1%
Same-Store Cash Operating Expenses	(109,069)	(109,371)	(109,864)	(111,898)	(113,518)	4.1%	1.4%
Same-Store Cash (Adjusted) NOI	**$ 33,777**	**$ 36,593**	**$ 39,063**	**$ 36,958**	**$ 36,940**	**9.4%**	**—%**

(1) Same-store operating expenses are not directly comparable to prior periods due to one-time and timing related items (higher insurance deductibles, conversion of a large campus from absolute net lease to multi-tenant triple net where the operating expenses now flow through our financials, a one-time property tax refund in the prior year, and other items). Excluding these, Outpatient Medical Operating Expenses year-over-year and sequential growth would be 3.8% and 5.2%, respectively, and Outpatient Medical Same-Store Cash NOI year-over-year and sequential growth would be 2.9% and 0.4%, respectively. As a reference, for the same-store period of Q3 2024, we reported year-over-year growth and sequential growth for Outpatient Medical Same-Store Operating Expenses was 0.5% and (1.4%), respectively. We expect the Operating Expense growth rates to revert to historical norms next quarter.

(2) Same-store operating expenses are typically higher in Q3 due to increases in utility costs during summer months. As a reference, for the same-store period of Q3 2024, we reported year-over-year growth and sequential growth for Lab Same-Store Operating Expenses was 8.2% and 12.4%, respectively. We expect the Operating Expense growth rates to revert to historical norms next quarter.

Capitalization and Debt Ratios

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	September 30, 2025		
	Shares	Price	Total Value
Common stock (NYSE: DOC)	694,946	$ 19.15	$ 13,308,216
Convertible partnership and OP units	13,650	19.15	261,398
Total Market Equity	**708,596**		**$ 13,569,614**
Consolidated Debt			9,131,561
Total Market Equity and Consolidated Debt	**708,596**		**$ 22,701,175**
Share of unconsolidated JV debt			200,489
Total Market Equity and Enterprise Debt	**708,596**		**$ 22,901,664**

FINANCIAL COVENANTS[1]

	Bank Line of Credit	
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	38%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	41%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.8x
Tangible Net Worth ($ billions)	No less than $7.7B	$13.4B

DEBT RATIOS

	Three Months Ended September 30, 2025
Net Debt to Adjusted EBITDAre	5.3x
Floating Rate Debt %	5.7%
Net Floating Rate Debt %	4.5%
Adjusted Fixed Charge Coverage	4.2x
Financial Leverage	36.9%
Secured Debt Ratio	2.2%

LIQUIDITY

	September 30, 2025
Cash and Cash Equivalents	$ 91,038
Availability under Credit Facility	3,000,000
Less: Commercial Paper Borrowings	(368,125)
Total Liquidity as of September 30, 2025	**$ 2,722,913**

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)

(1) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in the Company's consolidated financial statements as provided in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Indebtedness

As of September 30, 2025, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC, Commercial Paper[1]	Term Loans		Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt[3]	Enterprise Debt	
		Amounts	Rate %[2]	Amounts	Rate %[2]	Amounts	Rate %[2]			Amounts	Rate %[2]
2025	$ —	$ —	—	$ —	—	$ 940	3.91	$ 940	$ 61,177	$ 62,117	6.85
2026	—	—	—	650,000	3.40	344,999	4.99	994,999	126,999	1,121,998	4.09
2027	—	500,000	3.76	850,000	3.23	842	5.11	1,350,842	12,861	1,363,703	3.45
2028	—	400,000	4.44	850,000	3.53	2,775	4.51	1,252,775	1,326	1,254,101	3.83
2029	368,125	750,000	4.66	650,000	3.65	—	—	1,768,125	—	1,768,125	4.23
2030	—	—	—	750,000	3.14	—	—	750,000	—	750,000	3.14
2031	—	—	—	1,100,000	4.12	—	—	1,100,000	—	1,100,000	4.12
2032	—	—	—	750,000	5.49	—	—	750,000	—	750,000	5.49
2033	—	—	—	500,000	5.02	—	—	500,000	—	500,000	5.02
2034	—	—	—	—	—	—	—	—	—	—	—
Thereafter	—	—	—	800,000	6.05	—	—	800,000	—	800,000	6.05
	$ 368,125	$1,650,000		$ 6,900,000		$ 349,556		$ 9,267,681	$ 202,363	$ 9,470,044	
Premium, (discounts), and debt Issuance costs, net	—	(3,088)		(133,650)		618		(136,120)	(1,874)	(137,994)	
	$ 368,125	$1,646,912		$ 6,766,350		$ 350,174		$ 9,131,561	$ 200,489	$ 9,332,050	
Weighted average interest rate %	4.36	4.33		4.16		4.99		4.23	5.50	4.26	
Weighted average maturity in years	3.3	2.8		5.0		1.0		4.4	1.0	4.3	

(1) The Company has a $3.0 billion unsecured revolving credit facility that matures on January 19, 2029 and contains two six-month extension options. It accrues interest at SOFR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the availability under the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.
(2) Represents the weighted-average interest rate as of the end of the applicable period, including amortization of debt premiums (discounts), and debt issuance costs.
(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Investment Summary

As of and for the nine months ended September 30, 2025, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity (Sq. Ft.)	Property Count	Property Type	Three Months Ended September 30, 2025		Nine Months Ended September 30, 2025
ACQUISITIONS								
Middletown Medical[1]	New York, NY	February	68	3	Outpatient Medical	$	—	$ 17,005
100 Smith land parcel[2]	Boston, MA	February	—	—	Lab		—	20,000
Atlanta Condominiums	Atlanta, GA	September	15	1	Outpatient Medical		6,075	6,075
Total						**$**	**6,075**	**$ 43,080**

DISPOSITIONS

	Quarter	Capacity (Sq. Ft.)	Property Count	Property Type	Sales Price	
Las Vegas, NV land parcel	2Q25	—	—	Outpatient Medical	$	4,200
San Jose, CA	3Q25	52	1	Outpatient Medical		22,500
Columbia, MO	3Q25	65	1	Outpatient Medical		8,750
Total					**$**	**35,450**

(1) In February 2025, the Company acquired a portfolio of three outpatient medical buildings in New York at an 8.7% cash capitalization rate. Each building has a long-term lease in place expiring in 2038.

(2) This acquisition was negotiated and agreed to in 2022 and is intended for future development.



Freedom Pointe at The Villages
The Villages, FL

Developments and Redevelopments

As of September 30, 2025, dollars and square feet in thousands; includes JV project dollars at share

DEVELOPMENT PROJECTS IN PROCESS

Project[1][2]	MSA	Property Type	Property Count	CIP	Cost to Complete	Estimated Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased[3]	Initial Occupancy
Gateway at Directors Science Park	San Diego, CA	Lab	1	$ 113,970	$ 8,030	$ 122,000	126	33	4Q25
Vantage - Phase I	San Francisco, CA	Lab	1	186,446	13,554	200,000	169	37	4Q25
KC Research School of Nursing	Kansas City, MO	Outpatient Medical	1	31,447	5,553	37,000	79	100	4Q25
Brandon	Tampa, FL	Outpatient Medical	1	20,540	6,460	27,000	72	76	3Q26
Forsyth	Atlanta, GA	Outpatient Medical	1	6,870	67,130	74,000	118	98	3Q26
Pooler	Savannah, GA	Outpatient Medical	1	9,040	4,960	14,000	29	100	4Q26
McKinney	Dallas, TX	Outpatient Medical	1	22,511	8,489	31,000	70	35	1Q27
Cherokee	Atlanta, GA	Outpatient Medical	1	1,170	60,830	62,000	148	78	1Q27
Total			**8**	**$ 391,993**	**$ 175,007**	**$ 567,000**	**810**	**65**	

REDEVELOPMENT PROJECTS IN PROCESS

Project[1][2]	MSA	Property Type	Property Count	CIP	Cost to Complete	Estimated Total at Completion[4]	Total Project Capacity (Sq. Ft.)	% of Total Project Leased[3]	Estimated Completion Date
Portside at Oyster Point	San Francisco, CA	Lab	3	$ 89,381	$ 74,619	$ 164,000	310	66	1Q26 - 2Q28
Directors Science Park	San Diego, CA	Lab	3	13,632	12,368	26,000	162	—	2Q26 - 1Q27
Point Grand[5]	San Francisco, CA	Lab	4	15,863	59,137	75,000	181	—	3Q26 - 2Q27
Other Redevelopments	Various	Lab	12	77,005	69,995	147,000	529	17	4Q25 - 1Q27
Total			**22**	**$ 195,881**	**$ 216,119**	**$ 412,000**	**1,182**	**25**	

(1) The blended Projected Stabilized Cash Yield is approximately 7% for Developments. Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9% to 12% for Redevelopments.
(2) During the quarter, two Callan Ridge Development buildings, a portion of Gateway at Directors Science Park Development building, a portion of McKinney Development building, a portion of Pooler Development building and one Other Redevelopment building were placed in service.
(3) Includes leases through the date of this Earnings Release.
(4) Tenant improvement costs are excluded for unleased portions of the redevelopment. These costs will be added to the estimated total at completion upon lease execution.
(5) Includes one wholly owned property and three properties that are part of our seven property 70% Healthpeak / 30% partner joint venture in our Point Grand campus. On the joint venture, Healthpeak will earn customary asset management and development fees, a preferred return during the redevelopment period, and its 70% share of property NOI following completion of the project. Estimated Total at Completion for this joint venture includes an estimate for expected tenant improvement costs.

Capital Expenditures[1]

For the three and nine months ended September 30, 2025, dollars in thousands

THIRD QUARTER	Outpatient Medical	Lab	CCRC	Other	Total
Portfolio at share					
Recurring Capital Expenditures	$ 5,245	$ 366	$ 5,761	$ 366	$ 11,738
Tenant improvements	7,558	2,790	—	—	10,349
Lease commissions	4,823	1,128	—	—	5,951
AFFO capital expenditures[2]	**$ 17,627**	**$ 4,284**	**$ 5,761**	**$ 366**	**$ 28,038**
Revenue Enhancing Capital Expenditures	14,966	3,997	13,977	814	33,754
Casualty related capital expenditures	55	—	25,332	—	25,388
Initial Capital Expenditures ("ICE")	31,078	—	—	—	31,078
Development[3]	12,182	20,442	—	—	32,625
Redevelopment[3]	5,162	40,617	—	—	45,779
Capitalized interest	1,467	20,480	—	—	21,947
Total capital expenditures	**$ 82,537**	**$ 89,821**	**$ 45,070**	**$ 1,180**	**$ 218,608**

YEAR-TO-DATE	Outpatient Medical	Lab	CCRC	Other	Total
Portfolio at share					
Recurring Capital Expenditures	$ 11,326	$ 2,071	$ 9,326	$ 2,204	$ 24,927
Tenant improvements	20,038	12,111	—	—	32,149
Lease commissions	14,691	4,302	—	—	18,993
AFFO capital expenditures[2]	**$ 46,056**	**$ 18,484**	**$ 9,326**	**$ 2,204**	**$ 76,070**
Revenue Enhancing Capital Expenditures	45,540	30,289	32,495	2,736	111,060
Casualty related capital expenditures	713	—	42,270	739	43,722
Initial Capital Expenditures ("ICE")	53,335	—	—	—	53,335
Development[3]	65,884	55,391	—	—	121,276
Redevelopment[3]	12,135	100,985	—	—	113,120
Capitalized interest	4,597	59,051	—	—	63,648
Total capital expenditures	**$ 228,261**	**$ 264,200**	**$ 84,092**	**$ 5,678**	**$ 582,230**

(1) Excludes corporate capitalized costs such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures of $0.6 million for the quarter and $1.9 million year-to-date and includes AFFO capital expenditures on unconsolidated JVs of $2.3 million for the quarter and $5.8 million year-to-date, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(3) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended September 30, 2025, dollars in thousands

TOP 20 MARKETS

Market	Portfolio Cash (Adjusted) NOI	% of Total Portfolio Cash (Adjusted) NOI
San Francisco, CA[1]	86,192	23%
Boston, MA	35,910	9%
Dallas, TX	28,176	7%
San Diego, CA	17,731	5%
Houston, TX	16,587	4%
Tampa, FL	14,112	4%
Denver, CO	9,913	3%
Louisville, KY	9,843	3%
Nashville, TN	9,754	3%
Seattle, WA	9,668	3%
Philadelphia, PA	9,666	3%
Phoenix, AZ	8,786	2%
Atlanta, GA	8,168	2%
Minneapolis, MN	7,325	2%
Washington, DC	7,218	2%
Jacksonville, FL	7,216	2%
New York, NY	5,445	1%
Salt Lake City, UT	5,122	1%
Orlando, FL	4,956	1%
Indianapolis, IN	4,886	1%
Remaining	73,962	19%



Seattle 3%
Minneapolis 2%
Boston 9%
San Francisco 23%
Salt Lake City 1%
New York 1%
Philadelphia 3%
Denver 3%
Washington 2%
Indianapolis 1%
Louisville 3%
Nashville 3%
San Diego 5%
Phoenix 2%
Atlanta 2%
Dallas 7%
Jacksonville 2%
Houston 4%
Orlando 1%
Tampa 4%
Sized in proportion to % of Portfolio Cash (Adjusted) NOI

(1) Primarily consists of the city of South San Francisco, located 10+ miles south of the central business district of San Francisco, in San Mateo County. Healthpeak does not own any assets in the city or county of San Francisco.

Tenant Diversification[1]

As of and for the quarter ended September 30, 2025, square feet in thousands

Tenant Diversification[2]



- Physician Group Practices 14.8%
- Large Cap Biopharma 12.4%
- Private Biopharma 7.6%
- Small Cap Biopharma 7.5%
- Mid Cap Biopharma 6.4%
- Med Device / R&D / University & Specialty Outpatient Services 5.4%
- Other 4.2%
- Health System 41.7%

$1.5B Annualized Base Rent

TOP 20 TENANTS

Tenant / Parent	Classification[2]	Leased Square Feet	Weighted Average Remaining Lease Term in Years	% of ABR
HCA Healthcare[3]	Health System	5,050	6.8	10.3
CommonSpirit Health[4]	Health System	1,977	9.3	2.9
McKesson Corporation	Health System	706	3.2	1.6
Bristol-Myers Squibb	Large Cap Biopharma	407	5.5	1.5
University of Louisville	Health System	841	4.7	1.4
Ascension Health	Health System	758	4.4	1.4
Revolution Medicines	Large Cap Biopharma	294	10.3	1.4
Northside Hospital	Health System	821	6.3	1.4
Alphabet[5]	Large Cap Biopharma	242	7.0	1.3
Novo Nordisk	Large Cap Biopharma	225	8.3	1.2
Arcus Biosciences	Mid Cap Biopharma	260	6.3	1.2
Johnson & Johnson	Large Cap Biopharma	246	6.5	1.1
Astellas Pharma	Large Cap Biopharma	178	8.6	1.1
HonorHealth	Health System	553	5.6	1.1
Community Health Systems	Health System	907	5.0	1.1
Norton Healthcare	Health System	655	3.6	1.1
Pfizer	Large Cap Biopharma	180	4.4	1.0
Memorial Hermann	Health System	1,238	6.3	0.9
Nkarta	Small Cap Biopharma	119	8.0	0.8
Denali Therapeutics	Mid Cap Biopharma	148	3.6	0.8
Total Top 20		**15,804**	**6.5**	**34.7**

(1) Excludes Healthpeak's CCRC, Senior Housing JV, and loans receivable since there is no tenant, and excludes tenants in buildings that are held for sale.
(2) Specialty outpatient services includes tenant types such as ambulatory surgical centers, cancer treatment centers, imaging and radiology that are not leased to health systems. Biopharma companies are classified by market cap at quarter-end as follows: Large Cap greater than $10 billion; Mid Cap between $10 billion and $500 million; and Small Cap less than $500 million.
(3) HCA Healthcare's Annualized Base Rent is spread across 52 different cities.
(4) CommonSpirit Health's Annualized Base Rent is spread across 23 different cities.
(5) Represents lab space leased by Calico, a life science subsidiary of Alphabet.

Leasing Metrics

As of September 30, 2025, square feet in thousands, presented at 100%

3Q25 LEASING ACTIVITY

	Outpatient Medical		Lab		Total
Renewals, amendments and extensions					
Leased Square Feet		1,179		187	1,366
Annualized Base Rent Per Sq. Ft	$	28.79	$	65.05	
% Change in Cash Rents		5.4%		4.6%	5.2%
Average Tenant Improvements per Sq. Ft. per year	$	1.41	$	1.30	$ 1.40
Average Leasing Costs per Sq. Ft. per year	$	0.60	$	2.27	$ 0.82
Average Lease Term (Months)		63		41	60
New lease commencements					
Leased Square Feet[1]		348		362	710
Annualized Base Rent Per Sq. Ft	$	28.13	$	68.61	
Average Tenant Improvements per Sq. Ft. per year[2]	$	4.47	$	15.73	$ 10.29
Average Leasing Costs per Sq. Ft. per year	$	1.31	$	3.18	$ 2.28
Average Lease Term (Months)		107		114	110

YEAR-TO-DATE LEASING ACTIVITY

	Outpatient Medical		Lab		Total
Renewals, amendments and extensions					
Leased Square Feet		2,939		755	3,693
Annualized Base Rent Per Sq. Ft	$	30.28	$	53.66	
% Change in Cash Rents		5.3%		5.5%	5.3%
Average Tenant Improvements per Sq. Ft. per year	$	1.78	$	2.24	$ 1.87
Average Leasing Costs per Sq. Ft. per year	$	0.87	$	2.02	$ 1.10
Average Lease Term (Months)		67		50	64
Trailing Twelve Month Retention Rate[3]		76.2%		83.0%	77.4%
New lease commencements					
Leased Square Feet		888		741	1,629
Annualized Base Rent Per Sq. Ft	$	28.08	$	61.64	
Average Tenant Improvements per Sq. Ft. per year[2]	$	3.91	$	14.31	$ 8.65
Average Leasing Costs per Sq. Ft. per year	$	1.31	$	2.71	$ 1.95
Average Lease Term (Months)		105		97	101

CONTRACTUAL LEASE ESCALATORS[4]

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fixed	31,659	8,987	40,646	96.3
Fixed Escalator	2.7%	3.2%	2.9%	
CPI	1,544	—	1,544	3.7
CPI Escalator[5]	2.7%	—%	2.7%	
Total	**33,203**	**8,987**	**42,189**	**100.0**
Total Escalator	**2.7%**	**3.2%**	**2.9%**	

LEASE TYPE[4]

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Triple-Net[6]	24,104	8,213	32,317	76.6
Base Year[7]	6,307	670	6,976	16.5
Gross[8]	2,792	104	2,896	6.9
Total	**33,203**	**8,987**	**42,189**	**100.0**

OWNERSHIP TYPE[4]

	Total Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fee Simple	20,597	9,608	30,204	64.4
Ground Lease	16,672	20	16,691	35.6
Total	**37,268**	**9,628**	**46,896**	**100.0**
WALT[9]	73	43	73	

(1) Includes 332,000 square feet and 267,000 square feet of commencements in previously vacant space in Outpatient Medical and Lab, respectively.
(2) New lease commencement tenant improvements include $29 million for recently completed development buildings. Excluding those leases, Average Tenant Improvements per Sq. Ft. per year for Lab would be $5.54 for the quarter and $10.93 for year-to-date.
(3) Decrease in Trailing Twelve Month Retention Rate for Outpatient Medical is primarily driven by CommonSpirit's approximately 2 million square footage renewal in 3Q24, which is now removed from Trailing Twelve Month Retention.
(4) Assets that are held for sale are excluded from square feet. Six assets are held for sale as of September 30, 2025.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average full year year-over-year change in CPI, which will vary over time and is based on specific lease terms.
(6) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(7) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable by Healthpeak from the tenant.
(8) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(9) Weighted Average remaining Lease Term ("WALT") in years for ground leases includes renewal options.

Lease Expirations

As of September 30, 2025, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

| Year | Outpatient Medical | | Lab | | Total | | | |
	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	%	Annualized Base Rent[2]	%
2025[2][3]	991 $	30,875	309 $	19,198	1,300	3.1 $	50,073	3.4
2026	3,807	112,224	369	25,270	4,176	9.9	137,494	9.5
2027	3,136	89,282	745	46,830	3,881	9.2	136,112	9.4
2028	4,239	105,031	534	30,763	4,773	11.3	135,794	9.3
2029	3,317	97,270	773	48,962	4,091	9.7	146,232	10.1
2030	2,962	82,437	1,175	82,392	4,137	9.8	164,829	11.3
2031	2,881	73,236	1,204	81,209	4,085	9.7	154,445	10.6
2032	2,979	72,932	811	59,686	3,789	9.0	132,618	9.1
2033	1,642	48,418	741	56,379	2,383	5.6	104,797	7.2
2034	1,586	41,221	753	53,389	2,339	5.5	94,610	6.5
Thereafter	5,663	131,725	1,573	66,227	7,236	17.2	197,952	13.6
	33,203 $	884,651	8,987 $	570,305	42,189	100.0 $	1,454,956	100.0

MATERIAL NEAR-TERM PURCHASE OPTIONS

Lease Maturity Year	Option Notice Period	Name	Property Count	MSA	Property Type	Cash (Adjusted) NOI Annualized	Option Price
2026	10/1/2025 - 12/31/25[4]	Innovation	1	San Diego, CA	Outpatient medical	$ 1,634	$ 31,700
2027, 2034	[5]	Myriad Campus	4	Salt Lake City, UT	Lab	$ 7,687	$ 68,484

(1) Includes unconsolidated joint ventures and excludes six assets held for sale at September 30, 2025.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2025 expirations.
(3) Lab leased square feet expiring in 2025 includes 186,000 that is planned to undergo Redevelopment and 25,000 under LOI. Remainder is expected to vacate.
(4) Healthpeak has not received notice of exercise for the Innovation purchase option. The notice period remains open.
(5) Healthpeak has received notice from the ground lessor of its intent to exercise this previously disclosed fixed-price purchase option for our leasehold interest in a four-building, 239,000 square foot lab campus in Salt Lake City, Utah. The transaction is expected to close in January 2026.

CCRC

As of and for the quarter ended September 30, 2025, dollars in thousands, except REVPOR CCRC

TOTAL CCRC PORTFOLIO

	Property Count	Net Portfolio Investment[1]	Resident Fees and Services, excluding NREFs[2]	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,339,422	$ 105,487	$ 21,012	$ (95,238)	$ 31,261	6,043	87.3	$ 8,004	$ 29,708
Sunrise Senior Living	2	273,977	20,815	3,143	(18,280)	5,678	1,024	83.3	9,361	7,158
Remaining	—	—	—	—	(392)	(392)	N/A	N/A	N/A	—
Total	**15**	**$ 1,613,400**	**$ 126,302**	**$ 24,155**	**$ (113,910)**	**$ 36,548**	**7,067**	**86.7**	**$ 8,193**	**$ 36,866**

TOTAL CCRC PORTFOLIO

		3Q24	4Q24	1Q25	2Q25	3Q25
IL Units		4,819	4,819	4,823	4,824	4,826
AL Units		921	921	921	921	921
Memory Care Units		304	304	304	304	304
Skilled Nursing Units		1,016	1,016	1,016	1,016	1,016
Total Units		7,060	7,060	7,064	7,065	7,067
IL, AL, and Memory Care Occupancy %		84.8	85.6	85.7	85.9	86.9
Skilled Nursing Occupancy %		87.2	87.3	89.1	86.4	85.7
Total Occupancy %		85.2	85.8	86.2	86.0	86.7
REVPOR CCRC	$	7,919	$ 8,028	$ 8,158	$ 8,169	$ 8,193
REVPOR CCRC excluding NREF Amortization		6,665	6,742	6,843	6,871	6,878
NREF Cash Collections	$	33,668	$ 46,542	$ 28,702	$ 42,695	$ 36,866
NREF Amortization		22,622	23,394	24,006	23,652	24,155
Portfolio Cash Real Estate Revenues	$	142,846	$ 145,963	$ 148,927	$ 148,855	$ 150,457
Portfolio Cash Operating Expenses		(109,625)	(109,917)	(110,259)	(112,292)	(113,910)
Portfolio Adjusted NOI	**$**	**33,220**	**$ 36,046**	**$ 38,667**	**$ 36,563**	**$ 36,548**

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of September 30, 2025, the balances of NREFs and refundable Entrance Fees were $652.2 million and $223.3 million, respectively.

(2) Represents Resident Fees and Services from our Consolidated Statement of Operations, excluding NREF amortization.

Other

As of and for the quarter ended September 30, 2025, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		3Q24	4Q24	1Q25	2Q25	3Q25	Year-Over-Year Growth
Property count		19	19	19	19	19	—
IL Units		2,442	2,442	2,442	2,441	2,441	
AL Units		645	646	645	646	647	
Memory Care Units		166	165	166	166	166	
Skilled Nursing Units		101	101	101	101	101	
Total Units		3,354	3,354	3,354	3,354	3,355	
Occupancy %		80.8	81.4	80.8	81.3	82.2	140 bps
REVPOR	$	5,016 $	4,963 $	5,162 $	5,145 $	5,078	1.2%
Portfolio Cash Real Estate Revenues	$	21,816 $	21,750 $	22,452 $	22,527 $	22,479	3.0%
Portfolio Cash Operating Expenses		(16,229)	(16,136)	(16,313)	(16,544)	(16,862)	3.9%
Portfolio Cash (Adjusted) NOI	$	**5,586** $	**5,614** $	**6,139** $	**5,983** $	**5,617**	**0.6%**

DEBT AND OTHER INVESTMENTS

							Weighted Average as of September 30, 2025	
		Investment as of June 30, 2025	Additional Investments[1]	Paydowns[2]	Investment as of September 30, 2025	Interest Income	Yield	Maturity in Years[3]
Seller financing	$	476,479 $	— $	(58,090) $	418,389 $	8,693	7.8%	0.8
Development and other		239,074	24,135	(550)	262,659	6,684	10.5%	1.8
Total Debt and Other Investments	$	**715,553** $	**24,135** $	**(58,640)** $	**681,048** $	**15,377**	**8.8%**	**1.2**

(1) Additional investments during the quarter included $12 million of funding related to preferred equity investment plus various fundings on existing development and other loans.
(2) During the quarter, the Company received full repayment of $58 million of a senior housing seller financing loan with a 9% interest rate.
(3) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 2.5 years.

Components of Net Asset Value

As of and for the quarter ended September 30, 2025, dollars and shares in millions

PORTFOLIO CASH (ADJUSTED) NOI AT SHARE

	Quarter Ended September 30, 2025	Significant Adjustments[1]	Annualized
Outpatient Medical	$ 200	$ —	$ 802
Lab	138	—	552
CCRC	37	—	146
SWF SH JV	6	—	22
Total Portfolio Cash (Adjusted) NOI	**381**	**$ —**	**$ 1,523**
CCRC NREF cash collections in excess of NREF amortization	—	15	60
Total	**$ 381**	**$ 15**	**$ 1,583**

DEVELOPMENT AND REDEVELOPMENT PROPERTIES[2]

	Estimated Cost to Complete	Estimated Total Cost	Projected Stabilized Portfolio Cash (Adjusted) NOI
Development	$ 175	$ 567	$ 40
Redevelopment	216	412	54
Total	**$ 391**	**$ 979**	**$ 94**

LAND HELD FOR DEVELOPMENT / CASH / LOANS RECEIVABLE

Book value of land held for development	$ 808
Cash, cash equivalents, and restricted cash	160
Loans receivable, net of reserves	674
Total	**$ 1,642**

DEBT AND OTHER LIABILITIES[3]

Bank line of credit and commercial paper	$ 368
Term loans	1,650
Senior unsecured notes	6,900
Mortgage debt	350
Share of unconsolidated JV debt	202
Other liabilities (assets), net[4]	621
Total	**$ 10,091**

Fully-diluted shares and units	**713**

(1) Significant adjustments for mid-quarter acquisitions, dispositions, and development/redevelopment activity. Also includes an adjustment for the difference between the average trailing-twelve month CCRC NREF amortization and NREF cash collections.

(2) See Development and Redevelopment detail on page 19. Projected Stabilized Portfolio Cash (Adjusted) NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.

(3) Represents principal amounts due and excludes unamortized premiums/ discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet.

(4) Includes accounts payable, accrued liabilities, and other liabilities net of other assets. Excludes certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Glossary

Adjusted Fixed Charge Coverage*
Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*
See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent ("ABR")
The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash (Adjusted) Net Operating Income ("NOI")*
Cash (Adjusted) NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; and excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. Cash (Adjusted) NOI include the Company's pro rata share of Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Completion Date - Development/Redevelopment
For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt
The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*
The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt
Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")
A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Cost to Complete
Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Debt Investments
Loans secured by a direct interest in real estate and mezzanine loans.

Development
Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*
EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*
Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*
Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*
Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees
Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Initial Occupancy
Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy. For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Merger-Combined Same-Store ("SS")*
Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the merger, approximately 97% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI*
Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.

Merger-Combined Same-Store Cash Operating Expenses*
Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses (which exclude transition costs) and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Merger-Combined Same-Store Cash Real Estate Revenues*
Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Occupancy
Occupancy in our Operating Portfolio for lab buildings and outpatient medical buildings represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter available based on units. Occupancy excludes facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities, and facilities held for sale. Occupancy in our Total Portfolio also includes facilities that are currently in development and redevelopment based on their Total Project Leased. Senior housing occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our ownership share.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Glossary

Portfolio Cash Operating Expenses*
Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Cash Real Estate Revenues*
Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Portfolio Income*
Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield
Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs.

Recurring Capital Expenditures
Recurring Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Redevelopment
Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate
The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

Revenue Enhancing Capital Expenditures
Revenue Enhancing Capital Expenditures include costs incurred to build out suites in shell condition or to reposition space that is expected to result in additional revenue upon the space being re-leased.

REVPOR*
The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment.

REVPOR CCRC*
The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA
A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio*
Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")
Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures
Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity
The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity
Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

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* Non-GAAP Supplemental Measures
 Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
 https://ir.healthpeak.com/quarterly-results.

Additional Information

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



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